

January 3, 2013

Via E-mail
Thomas Beaudoin
Chief Financial Officer
Nuance Communications, Inc.
1 Wayside Road
Burlington, MA 01803

>   **Re: Nuance Communications, Inc.**
>   **Form 10-K for the Fiscal Year Ended September 30, 2012**
>   **Filed November 29, 2012**
>   **File No. 000-27038**

Dear Mr. Beaudoin:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2012

Item 1A. Risk Factors

Risks Related to Our Business

"Our sales to government clients subject us to risks, including early…," page 11

1.   You state that you voluntarily notified the GSA of non-compliance with the terms of two contracts, and that final resolution of this matter "may adversely impact" your financial position. Although this appears to be the only discussion of this matter in your filing, prior disclosure suggests that the referenced contracts were entered into by Dictaphone Corporation, which you acquired in March 2006. Please tell us whether your sales to government clients are material. In addition, please tell us how you considered expanding this risk factor to include a more detailed discussion of this specific risk,

including the non-compliance you identified, potential consequences, and the potential adverse impacts to your financial position. See Item 503(c) of Regulation S-K. Finally, please tell us how you considered providing additional disclosure pursuant to Item 101(c)(1)(ix) of Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

Credit Facilities and Debt, page 34

2.   Your discussion regarding debt covenants, both here and in Note 10, appears to be limited to your Credit Facility. However, based on the disclosures included in the Forms 8-K filed on August 14 and October 23, 2012, it appears that your 5.375% Senior Notes also contain certain covenants that, among other things, may restrict your ability to incur additional debt, pay dividends, sell assets, redeem or repurchase capital stock, create liens or engage in sale and leaseback transactions, etc. Please tell us your consideration to include a discussion of these debt covenants as well as any covenants included in your other debt issuances (i.e., Convertible debentures).   Also, please confirm that at September 30, 2012 you were, and continue to be, in compliance with the covenants included in all your debt issuances. Also, consider disclosing the specific terms of your debt covenants such as significant required ratios as compared to the actual ratios for each reporting date. We refer you to Sections I.D and IV.C of Release No. 33-8350.

Off-Balance Sheet Arrangements, Contractual Obligations, Contingent Liabilities and Commitments

Contractual Obligations, page 38

3.   We note your disclosure on page 76 that with respect to your 2.75% Convertible Debentures due 2027, your stock price exceeded the conversion threshold for at least 20 days during the 30 consecutive trading days ended September 30, 2012. Accordingly, the debentures will be convertible at the holders' option during the quarter ended December 31, 2012 and therefore were classified as current liabilities. Tell us what consideration you gave to reflecting this debt as due in 2013 in your contractual obligations table, or to disclosing these terms in a footnote to this table.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 20. Income Taxes, page 93

4.   We note that for the year ended September 30, 2012, your tax rate reconciliation table on page 94 includes a reconciling item of $42.1 million for "foreign tax rate and other foreign related tax items," which represents approximately 28% of your foreign income before income taxes for 2012.   Please consider revising your disclosures either here or in Management's Discussion and Analysis, as appropriate, to include the following:

- An explanation for this reconciling item, including the countries which most significantly impact your effective tax rate;
- Whether there are any tax holidays in place and the terms of these tax holidays;
- The reasons for the increase in foreign income as compared to the prior year, including the countries that comprise the significant portion of your foreign income, and
- Expected future trends in the composition of your foreign income and associated foreign tax rates.

Please provide us with your proposed revised disclosure in your response.

5.   We note you released $70.5 million of your valuation allowance during fiscal 2012 as you determined that a recent three-year period of cumulative profitability and your business plan showing continued profitability provided assurance it was more likely than not that your future tax benefits would be realized. Please tell us if you also had three years of cumulative profitability as of the end of fiscal 2011, and if so, how you considered this in your determination of the valuation allowance as of that date. Further, we note that it appears your U.S. operations had a pretax loss adjusted for permanent differences in fiscal year 2012. Tell us how you considered the amount and trend of this loss in projecting your future income. Please also tell us what consideration you gave to disclosing these factors.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Laura Veator, Staff Accountant, at (202) 551-3716 if you have questions regarding comments on the financial statements and related matters. . If you have any other questions, please contact Evan Jacobson, Staff Attorney, at (202)-551-3428 or Mark Shuman, Legal Branch Chief at (202) 551-3462. If you require further assistance, do not hesitate to contact me at (202) 551-3499.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief